

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Larry G. Gerdes
Chief Executive Officer
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, Georgia 30328

      Re: Transcend Services, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 3, 2010
               File No. 0-18217

Dear Mr. Gerdes:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               /s/ William H. Thompson

               William Thompson
               Accounting Branch Chief